June 7, 2013

Erin E. Martin
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Preferred Apartment Communities, Inc.
Registration Statement on Form S-3
Filed on May 17, 2013
File No. 333-188677

Dear Ms. Martin:

Preferred Apartment Communities, Inc. (the "Company"), is submitting this letter in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated June 3, 2013 (the "Comment Letter"), with respect to the Registration Statement (File No. 333-188677) filed by the Company with the Commission on May 17, 2013 (the "Registration Statement").

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.
We note that you have filed this registration statement for a primary offering on Form S-3. Please explain to us why you believe you are eligible to use this form. Please refer to Instruction I.B to Form S-3 for guidance.

For the reasons set forth below, the Company believes that the terms of the Registration Statement satisfy the requirements of General Instruction I.B.1 to Form S-3.

On January 17, 2013, the Company entered into securities purchase agreements, dated as of January 16, 2013 (the "Securities Purchase Agreements"), with certain accredited investors (the "Investors"), pursuant to which, among other things, the Company sold 40,000 shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock, liquidation value $1,000 per share (the "Series B Preferred Stock"), in a private placement to the Investors in exchange for aggregate cash consideration of $40,000,000. Following the required approval of the Company's stockholders on May 9, 2016, and pursuant to the terms of the Series B Preferred Stock, the Series B Preferred

June 7, 2013

Stock automatically converted into 5,714,274 shares of the Company's common stock, par value$0.01 per share ("Common Stock") on May 16, 2013. The 5,714,274 shares of Common Stock were approved for listing by NYSE MKT on April 5, 2013, subject only to stockholder approval of the conversion.

Following the conversion of the Series B Preferred Stock into shares of Common Stock on May 16, 2013, the Company had outstanding 11,066,895 shares of Common Stock on May 17, 2013. Of these outstanding shares, 571,148 shares were held by affiliates of the Company, leaving 10,495,747 shares held by non-affiliates. Based on the closing price of the Common Stock on the NYSE MKT on May 16, 2013 of $9.84 per share, the aggregate market value of the Company's voting and non-voting common equity held by non-affiliates of the Company was $103,278,150. This aggregate market capitalization was sufficient to meet the requirements of General Instruction I.B.1 to Form S-3. Additionally, in accordance with General Instruction I.B.1 to Form S-3, the Registration Statement contemplates offerings of securities by the Company for cash. As a result, the Company believes it is eligible to use Form S-3.

If you should have any additional questions, please contact either Leonard A. Silverstein, the Company’s President and Chief Operating Officer, at 770-818-4147 or me at 770-818-4108.

Sincerely,

/s/ Jeffrey R. Sprain
Jeffrey R. Sprain
General Counsel and Secretary
Preferred Apartment Communities, Inc.

cc: Peter M. Fass